SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                             Amendment 2 to
                               FORM 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Commission file number 0-50773

            Creative Beauty Supply of New Jersey Corporation
                 (Exact name of Small Business Issuer
                            in its charter)

   New Jersey                       56-2415252
 (State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)

   380 Totowa Road
     Totowa, NJ                          07512
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
(973) 904-0004


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value


Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Creative NJ's growth strategies, and
anticipated trends in Creative NJ's business and demographics.   These
forward-looking statements are based largely on Creative NJ's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Creative NJ's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Creative Beauty Supply of New Jersey Corporation was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the board of directors of Creative Beauty Supply Inc. ("CBS"), as a wholly owned subsidiary of that company, a publicly traded New Jersey corporation.

On January 1, 2004, the assets and liabilities of CBS were contributed at book value to Creative NJ, and CBS approved a spin-off of this subsidiary to its shareholders. The spin-off was approved in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital whereby the former shareholders of CBS will become the owners of 100 percent of
the common stock of Creative NJ.   Global Digital was incorporated in
October 2003. Global Digital was a holding company designed to target the United States government contract marketplace for audio and video
services.   Global Digital Solution's executive offices are located at
10370 Old Placerville Road, Suite 107, Sacramento, California 95827.

The common shares to be transferred upon completion of this Form 10SB to the former shareholders of CBS prior to the merger are being held in
escrow with Jody M. Walker, Attorney At Law.    CBS is the predecessor
of Creative NJ.    Pursuant to the requirements of Staff Legal Bulletin
#4, the spin-off will be completed upon the satisfactory resolution of all SEC comments to this Form 10SB.

In March 2004, Creative Beauty Supply, Inc. acquired 100% of Global Digital Solutions, Inc. in exchange for the initial issuance of 23,879,817 Common Shares of Creative Beauty Supply, Inc. to the owners of Global Digital Solutions, Inc. and the granting of warrants to them covering a total of 2,100,000 Common Shares of Creative Beauty Supply, Inc. at an exercise price of $.50 per Common Share and 370,000 Series B
Warrants at an exercise price of $1.00.   As a result, the control of
Creative Beauty Supply, Inc. will be transferred to the owners of Global Digital Solution.

Pursuant to the terms of the spin-off arrangement, upon completion of the Form 10SB, Global Digital will provide its shareholders as of January 1, 2004, one share of Creative NJ for every share of Global Digital owned as of the record date.

There is not expected to be any material changes in Creative NJ's operations as a result of the spin-off.

Creative NJ is filing this Form 10SB voluntarily.   Creative NJ will
voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange Act.

Corporate Operations. Creative NJ operates as a cosmetic and beauty supply distributor at both the retail and wholesale levels. Creative NJ's various beauty and cosmetic products are purchased by it from a number of unaffiliated suppliers and manufacturers and thereafter sold on its premises to retail "walk-in" customers or directly to beauty salons.

Products.   Creative NJ's beauty and cosmetic products primarily
consist of the following items: Shampoos, conditioners, mousse, setting/styling and spray gels, lotions, lipstick and nail products and hair sprays as well as such beauty and cosmetic related appliances as blow dryers, curling irons, mirrors, air diffusers and hair trimmers. Many of the aforesaid products (at least 80%) may be considered to be "national" brands bearing consumer recognition with respect to the
their respective names.   Such consumer recognition of such "brand"
names is considered by Creative NJ to be of assistance to it with respect to sale of such products since consumer recognition is advanced by national brand media advertising (at no cost to Creative NJ but to Creative NJ's benefit) when potential customers are already familiar with the product as a result of media advertising.

Suppliers.   The above indicated products are purchased by Creative NJ
from a number of unaffiliated suppliers and management of Creative NJ does not contemplate or anticipate any significant difficulties with its ability to purchase such products from its current suppliers and/or from replacement and/or additional suppliers if and when necessary or
advisable.   Creative NJ does not have any written or oral agreements
with any of its suppliers.   Creative NJ purchases approximately 56% of
its products from New York City Beauty Supply.   Management believes
that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in obtaining merchandise and possible loss of sales that could affect operating results.

Distribution.   Creative NJ is currently distributing its products to
approximately 200 nail and beauty salons.   Its territory is
principally and almost exclusively located within the northern and central portion of the State of New Jersey, in the counties of Essex, Hudson, Bergen, Passaic, Morris and Union.

Creative NJ sells cosmetic and beauty supplies, both on the retail and
wholesale levels to beauty salons and to the general public.   No
customer contributes more than 10% of revenues. Creative NJ operates in a single segment.

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to these customers for consumption in the course of providing hair care services, and not for the resale are
considered retail sales.    All sales to the general public are also
considered retail sales.

Net sales are summarized as follows for the years ended March 31, 2004 and 2003 and for the three months ended June 30, 2004 and 2003:

                        Year ended               Three months ended
                         March 31,                    June 30
                   2003           2004          2003          2004
               ------------   -----------   -----------  -------------
               (Predecessor)               (Predecessor)

Retail            $96,463      $109,061        $22,140      $22,995
Wholesale          80,427        84,434         18,307       26,517
                 --------      --------        -------      -------
                 $176,890      $193,495        $40,447      $49,512
                 ========      ========        =======      =======

Competition.   Competition is based on price.  Creative NJ's price
ranges of its various products are within the manufacturer-suggested prices, services and product lines. Creative NJ is competing with established companies and other entities (many of which may possess
substantially greater resources than Creative NJ).   Almost all of the
companies with which Creative NJ competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than Creative NJ now has, or will have in the foreseeable future. It is also likely that other competitors will emerge in the near future.

There is no assurance that Creative NJ's products will compete successfully with other established and/or well-regarded products. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Marketing.   Creative NJ has no formal marketing plan and no sales
representatives.   Creative NJ's products are marketed through catalog
advertising to the salon industry and special promotions.     The
salons order and receive their products weekly.   No customer accounts
for more than 10% of sales and there are no existing sales contracts.

Backlog.   Creative NJ services its wholesale accounts on two days
notice. There is no backlog.   If Creative NJ does not have a specific
item, it is back ordered until the next delivery.

Employees.   Creative NJ currently has one full-time employee and one
part-time employee.   Creative NJ does not plan to hire additional
employees in the next twelve months.

Creative NJ's operations do not depend nor are they expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary
information.   No amounts have been expended by Creative NJ for
research and development of any products nor does Creative NJ expect to expend any amounts this year or in the near future.

Creative NJ's business, products and properties are not subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

Seasonal Nature of Business Activities.   Creative NJ's business
activities are not seasonal.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Trends and Uncertainties. Demand for Creative NJ's products will be dependent on, among other things, market acceptance of Creative NJ's concept and general economic conditions, which are cyclical in nature. Inasmuch as all of Creative NJ's activities is the receipt of revenues from the sales of its products, Creative NJ's business operations may be adversely affected by Creative NJ's competitors.

Capital and Source of Liquidity.

At June 30, 2004, Creative NJ had cash and cash equivalents of $246,515, a decrease of $16,489 from the cash and cash equivalents
balances of $263,004 at March 31, 2004.   Cash used in operating
activities for the three months ended June 30, 2004 totaled $11,489. The primary reason for the decrease was the loss for the period offset
by the increase in accounts payable and accrued expenses.   In
addition, Creative NJ acquired subscriptions for 100,000 shares of common stock of Proguard Acquisition Corp. for $5,000.

At March 31, 2004, Creative NJ had cash and cash equivalents of
$263,004, a decrease of $69,751 from the cash and cash equivalents
balances of $332,755 at March 31, 2003.   Cash used in operating
activities for the year ended March 31, 2004 totaled $69,751.   The
primary reason for the decrease was the loss for the year offset by the decrease in inventory.

Investments in Available For Sale Securities consist of an investment in 200,000 common shares of Ram Venture Holdings Corp., a publicly trading company listed on NASD Bulletin Board and subscriptions for 100,000 shares of common stock of Proguard Acquisitions, Corp., a non-public company with a cost of $5,000. Unrealized gains of $485,000 and $300,000 at June 30, 2004 and March 31, 2004 represent the difference between the fair market value of the common stock owned as determined by the closing market price per share on the respective dates and the cost of the investment.

Results of Operations.

Creative NJ sells approximately 1,000 different products at varying mark ups ranging from 20 to 40 percent.

For the three months ended June 30, 2004, Creative NJ had net sales of $40,447 and cost of sales of $31,367 resulting in gross profit of $9,080.

For the three months ended June 30, 2004, Creative NJ had operating
expenses of $32,557.   A majority of these expenses consisted of those
necessary to conduct our business.   We paid $12,100 for professional
fees necessary to become a reporting company.

For the three months ended June 30, 2003, our predecessor had net sales of $49,512 and cost of sales of $36,887 resulting in gross profit of $12,625.

For the three months ended June 30, 2003, our predecessor had operating
expenses of $41,292.   A majority of these expenses consisted of those
necessary to conduct the business.   Our predecessor paid $20,029 for
professional fees relating to its acquisition of Global Digital and the spin-off of Creative NJ.

For the year ended March 31, 2004, Creative NJ had net sales of
$176,890 and cost of sales of $146,020 resulting in gross profit of
$30,870.     Comparatively, for the prior year, our predecessor had net sales of $193,495 and cost of sales of $144,103 resulting in gross profit of $49,392.

The major cause of CBS's losses from operations have been the low sales
volume.   Management is looking for new suppliers at more favorable
prices and to increase their customer base and sales volume.

Our operating expenses for the year ended March 31, 2004 were $122,404 and consisted primarily of those necessary to conduct our business. These expenses have remained steady in comparison to those of our
predecessor for the year ended March 31, 2003.   We paid $40,169 for
professional fees.   Professional fees increased due to higher audit
fees, higher fees charged by stock transfer agent and normal fee increases by all professionals. Comparatively, our predecessor paid
professional fees of $72,567 for the year ended March 31, 2003.   Our
predecessor paid professional fees relating to its acquisition of Global Digital and the spin-off of Creative NJ.

Plan of Operation. During the next twelve months, Creative NJ may obtain new product lines by negotiating with various manufacturers. Creative NJ does not intend to hire any additional employees.

To date, no product lines have been identified and no timeframes established or cash needs defined.

Creative NJ is not delinquent on any of its obligations even though
Creative NJ has had limited operating revenues.   Creative NJ intends
to market its products utilizing cash made available from the sale of
its products.   Creative NJ is of the opinion that revenues from the
sales of its products will be sufficient to pay its expenses.

Creative NJ does not have nor does it intend to have pension and/or other post-retirement benefits in the future.

Creative NJ does not have any or intends to have any derivative instruments or hedging activities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Creative NJ's
financial statements and the accompanying notes.   The amounts of
assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for allowance for doubtful accounts, fair market values of marketable securities, asset impairments, inventory
and income taxes.   Actual results could differ from these estimates.

The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards.  Net sales are recognized at the time products
are shipped to customers.   Over-the-counter sales are recorded at
point of sale.

The allowance for doubtful accounts is based on Creative NJ's assessment of the collectability of specific customer accounts, credit worthiness and economic as well as the aging of the accounts receivable
balances.   If there is a deterioration of a major customer's credit
worthiness or actual defaults are higher than Creative NJ's historical experience, Creative NJ's estimates of recoverability of amounts due Creative NJ could be adversely affected.

Creative NJ has elected to classify all of its investments in equity securities as available-for-sale and report them at fair value. Realized gains and losses are recorded in earnings (loss) and changes in the unrealized gain or loss is excluded from earnings (loss) and reported as a component of other comprehensive income (loss).

Creative NJ's inventory consists of finished goods and is valued at lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. Creative NJ also considers obsolescense, excessive levels, deterioration and other factors in evaluating net realizable value.

Creative NJ periodically evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic
projections and anticipated future cash flows.   An impairment in the
carrying value of an asset is recognized whenever future cash flows (undiscounted) from an asset are estimated to be less than its carrying
value.   The amount of the impairment recognized is the difference
between the carrying value of the asset and its fair value.

New Accounting Standards:
In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46, as revised, is effective for the Company in the third quarter of fiscal 2004. The adoption of Interpretation No. 46 had no impact on the Company's results of operations for the nine months ended December 31, 2004, or its financial condition at that date, nor is it expected to have a significant impact in the future.


Forward-Looking Statements

This Form 10-KSB contains forward-looking statements within the meaning
of the federal securities laws.   These statements include those
concerning the following: Our intentions, beliefs and expectations regarding the fair value of all assets and liabilities recorded; our strategies; growth opportunities; product development and introduction relating to new and existing products; the enterprise market and related opportunities; competition and competitive advantages and disadvantages; industry standards and compatibility of our products; relationships with our employees; our facilities, operating lease and our ability to secure additional space; cash dividends; excess inventory, our expenses; interest and other income; our beliefs and expectations about our future success and results; our operating results; our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements; our expectations regarding our revenues and customers; investments and
interest rates.   These statements are subject to risk and
uncertainties that could cause actual results and events to differ materially.

Creative NJ undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-SB.

Controls and Procedures.   Carmine Catizone, the chief executive
officer and Daniel Generelli, the chief financial officer of Creative NJ have made an evaluation of the disclosure controls and procedures relating to the financial statements of Creative NJ for the nine months ended December 31, 2004 and have judged such controls and procedures to be effective as of December 31, 2004 (the evaluation date).

There have not been any significant changes in the internal controls of Creative NJ or other factors that could significantly affect internal controls relating to Creative NJ since the evaluation date.

ITEM 3.  DESCRIPTION OF PROPERTY.

Creative NJ's executive offices and showroom are located at 380 Totowa
Road, Totowa, New Jersey 07512.  Telephone No. (973) 904-0004.   These
offices consist of 1,400 square feet on a lease term.   Creative NJ is
obligated under a lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. The lease expires on May 31, 2007, and has a
monthly rent of $1,350.    This lease was a renewal of a prior lease
that expired on April 30, 2004 and had a monthly rent of $1,300. The prior lease, which was the obligation of our Predecessor, was assigned to Creative NJ on January 1, 2004.

The future lease payments at March 31, 2004 are as follows:

     Year ended March 31,
     -----------------------
              2005                            $   16,100
              2006                                16,200
              2007                                16,200
              2008                                $2,700
                                              ----------
              Total                           $   51,200
                                              ==========

Creative NJ owns its delivery vehicle and the computers used in the operation of the business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The common shares to be distributed to Global Digital shareholders as of January 1, 2004 are being held in escrow with Jody M. Walker, Attorney At Law until this Form 10SB is completed The following tabulates holdings of shares of Creative NJ by each person who, adjusted for completion of the spin-off, will holders of record or is known by Management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of Creative NJ
individually and as a group.   Each named beneficial owner has sole
voting and investment power with respect to the shares set forth opposite his name.

                   Shareholdings at March 31, 2005
                Adjusted for completion of the spin-off

                                                              Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares
Carmine Catizone(4)           Common   1,308,000 (direct)          31.26%
10 1/2 Walker Avenue                      80,600(2) (indirect)      1.93%
Morristown, NJ 07960

Daniel T. Generelli           Common      80,000                    1.91%
24 Kansas Street
Hackensack, NJ 07601


All Directors & Officers               1,468,600                   35.10%
as a group (2 persons)

Pasquale Catizone(4)          Common     500,000 (direct)          11.95%
266 Cedar Street              Common      10,000(3)(indirect)        .24%
Cedar Grove, NJ 07009

Ram Venture Holdings Corp.(5) Common     630,000                   15.06%
3040 E. Commercial Blvd.
Fort Lauderdale, FL 33308

Cede & Co.                    Common     487,500                   11.65%
P.O. Box 20
Bowling Green Station
New York, NY 10274

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.

Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Carmine Catizone and Phyllis Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares and custodial shares.

(3)Pasquale Catizone and Barbara Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares.

(4) Carmine Catizone and Pasquale Catizone are brothers.

(5) Ron Martini is the beneficial owner of the shares held by Ram
Venture.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                            Position Held        Term of Office
Carmine Catizone, age 54      President, Director   October 1, 2003
                                                       to present

Daniel Generelli, age 36      Secretary/Treasurer   October 1, 2003
                            Vice-President/Director    to present

Resumes:

Carmine Catizone.   Mr. Catizone has been President and a director of
Creative NJ since its incorporation on October 1, 2003. From June 1988 to July 1994, Mr. Catizone was President and a Director of J&E Beauty
Supply, Inc., a retail and wholesale beauty supply distributor.   Mr.
Catizone served as President and a director of C&C Investments, Inc., a blank check company (now known as T.O.P.S. Medical Corp., which provided chemicals for transportation of organs) from July 1977 to December 1984. From August 1995 to March 19, 2004, Mr. Catizone was President and a director of Creative Beauty Supply, Inc., now Global
Digital Solutions, Inc., an SEC reporting company.   Mr. Catizone is
not currently involved with T.O.P.S. Medical Corp.   From June 1980 to
December 1985, Mr. Catizone had been district sales manager (engaged in
sales of cosmetics) for Chattem Labs.   Mr. Catizone received his
Bachelor of Science degree from Fairleigh Dickerson University in 1972.

Daniel Generelli.   Mr. Generelli has been Secretary-Treasurer and a
director of Creative NJ since its incorporation on October 1, 2003. From August 1995 to March 19, 2004, Mr. Generelli was Secretary-Treasurer and a director of Creative Beauty Supply, Inc., now Global
Digital Solutions, Inc., a SEC reporting company.   From December 1989
to July 1995, Mr. Generelli was Secretary/Treasurer and a director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply
distributor.   From December 1984 to December 1989, Mr. Generelli was
employed as a distribution supervisor with Tags Beauty Supply, a retail
and wholesale beauty supply distributor in Fairfield, NJ.   Mr.
Generelli graduated from Ramapo College of New Jersey with a Bachelor of Science degree in June of 1984.

Carmine Catizone, Daniel Generelli and Pasquale Catizone would be deemed to be promoters of Creative NJ.

ITEM 6.   EXECUTIVE COMPENSATION

To date, Creative NJ has not entered into employment agreements nor are any contemplated.

                   Annual Compensation                    Awards               Payouts
                ---------------------------        ----------------------      ----------
                                                    Other        Restricted  Securities
                                                    Annual          Stock    Underlying         LTIP       All Other
Name and Position   Year  Salary($)  Bonus($) Compensation($)  Awards(#)  Options/SARs(#)  Payouts($) Compensation($)
Carmine Catizone    2003  $30,000       ---          ---            ---        ---           ---            ---
   President        2004  $30,000       ---          ---            ---        ---           ---            ---

Daniel Generelli    2003  $ 2,170       ---          ---            ---        ---           ---            ---
 Secretary/Treasure 2004  $ 1,750       ---          ---            ---        ---           ---            ---

Board of Directors Compensation.   Members of the Board of Directors
may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings
per fiscal year.   To date, Creative NJ has paid $0.00 in directors'
expenses.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Spin-off from Predecessor.

On January 1, 2004, the assets and liabilities of CBS were contributed at book value which represented fair value at January 1, 2004, to Creative NJ, and CBS approved a spin-off of this subsidiary to its shareholders. The spin-off was approved in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital whereby the former shareholders of CBS will become the owners of 100 percent of the common stock of Creative NJ. The common shares to be transferred upon completion of the Form 10SB to the former shareholders of CBS prior to the merger are
being held in escrow with Jody M. Walker, Attorney At Law.    CBS is
the predecessor of Creative NJ.    Pursuant to the requirements of
Staff Legal Bulletin #4, the spin-off will be completed upon the satisfactory resolution of all SEC comments to the Form 10SB.

Carmine Catizone was President and Chief Executive Officer of CBS through the closing date of the merger, and is currently President of Creative NJ and Pasquale Catizone was a stockholder of CBS through the closing date of the merger.

There are no other agreements between Global Digital Solutions, Inc.
and Creative NJ post spin-off.   The spin-off includes all the
operations, assets and liabilities of the Creative NJ subsidiary.

Global Digital does not retain any liability once the spin-off is completed and Global Digital and Creative NJ will mutually release each other from any claims after the spin-off.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of Creative NJ's Certificate of Incorporation and Bylaws, as amended.

Common Stock. Creative NJ's articles of incorporation authorize it to issue up to 100,000,000 common shares, $.001 par value per common share. As of March 31, 2005, 3,494,650 common shares were issued and outstanding.

Creative NJ is authorized to issue up to 10,000,000 preferred shares. As of March 31, 2005, no preferred shares were issued and outstanding.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of Creative NJ legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. Creative NJ has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of
Creative NJ.   Accordingly, future dividends, if any, will depend upon,
among other considerations, Creative NJ's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Creative NJ are entitled
to voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Our bylaws allow action to be taken by written consent rather than at a meeting of stockholders with the consent of the holders of a majority of shares entitled to vote.

Transfer Agent. Continental Stock Transfer & Trust Company acts as Creative NJ's transfer agent.

                               PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   Creative NJ's common stock is not included in the
pink sheets or in the OTC Bulletin Board maintained by the NASD.
Creative NJ plans to apply to the OTC Bulletin Board.

There is no public trading market for Creative NJ common stock and there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of Creative NJ's common stock
is Creative Beauty Supply, Inc.   These shares are being held in escrow
until completion of the spin-off.   As a result of the spin-off, the
approximate number of record holders of Creative NJ will be 113.

Dividends.   Holders of Creative NJ's common stock are entitled to
receive such dividends as may be declared by its board of directors
after the spin-off has been completed.   Creative NJ does not
anticipate that it will declare any dividends.   All profit will be
used for continuing operations.

ITEM 2.  LEGAL PROCEEDINGS

Creative NJ is not a party to any legal proceedings nor is Creative NJ aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(a) On March 19, 2004, the board of directors of CBS, the predecessor of Creative NJ dismissed Withum Smith & Brown, PC as CBS's independent
public accountants and notified them on that same date.   The decision
to use another accounting firm was made due to the change of control of CBS.

     Withum Smith & Brown, PC on the financial statements of Creative Beauty Supply, Inc. for the fiscal year ended March 31, 2003 and 2002 neither contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

     During CBS's most recent fiscal year and the interim period through the date of dismissal, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure and there were no "reportable events" with Withum Smith & Brown, PC as described in Items 304 (a)(1)(iv) and (v) of Regulation S-K, respectively.

(b) On March 19, 2004, the board of directors of Creative NJ engaged the accounting firm of Samuel Klein and Company as principal accountants of Creative NJ for the period from inception through January 31, 2004. Creative NJ has not consulted Samuel Klein and Company during predecessor CBS's two most recent fiscal years and the interim period for the quarter ended December 31, 2003.

     On January 19, 2005, Samuel Klein and Company resigned as auditors
of Creative NJ.   The decision to resign was due to Samuel Klein and
Company no longer pursuing any SEC auditing work.

     Samuel Klein and Company, on the financial statements of Creative NJ for the period from inception through January 31, 2004 neither contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

     For the period from inception through January 31, 2004 and the interim period through the date of resignation, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure and there were no "reportable events" with Samuel Klein and Company as described in Items 304 (a) of Regulation S-K, respectively.

(c) On March 19, 2005, the board of directors of Creative NJ engaged the accounting firm of Rotenberg, Meril, Solomon, Bertiger & Guttilla, P.C. as principal accountants of Creative NJ for the nine months ended December 31, 2004.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

On January 1, 2004, 3,494,650 common shares were issued to Creative Beauty Supply, Inc., the parent company for $.001 per common share. These common shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1934 to a sophisticated investor.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Creative NJ shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New Jersey, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Creative NJ, or served any other enterprise as director, officer or employee at the request of Creative NJ. The board of directors, in its discretion, shall have the power on behalf of Creative NJ to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Creative NJ.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Creative NJ, Creative NJ has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by Creative NJ of expenses incurred or paid by a director, officer or controlling person of Creative NJ in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Creative NJ will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                         PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheets at June 30, 2004 and 2003
Unaudited Statements of Operations and Comprehensive Income
   For the three months ended June 30, 2004 and 2003
Unaudited Statements of Stockholders' Equity for the three
   months ended June 30, 2004 and 2003
Unaudited Statements of Cash Flows for the three months ended
   June 30, 2004 and 2003
Notes to Financial Statements

REPORT OF ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
REPORT OF WITHUMSMITH+BROWN, P.C.
Balance Sheets at March 31, 2004 and 2003
Statements of Operations and Comprehensive Income (Loss)
   For the years ended March 31, 2004 and 2003
Statements of Stockholders' Equity for the years ended March 31,
   2004 and 2003
Statements of Cash Flows for the years ended March 31, 2004 and 2003 Notes to Financial Statements

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                             BALANCE SHEETS
                         JUNE 30, 2004 AND 2003
                              (UNAUDITED)

                                ASSETS

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------

CURRENT ASSETS:
   Cash and cash equivalents                  $  246,515   $  320,384
   Marketable securities                         685,000      200,000
   Accounts receivable                             1,023        1,519
   Inventory                                      47,714       62,996
   Prepaid expenses                                1,928        3,205
                                              ----------   ----------
   TOTAL CURRENT ASSETS                          982,180      588,104

PROPERTY AND EQUIPMENT - net                       5,848        7,437
                                              ----------   ----------
TOTAL ASSETS                                  $  988,028   $  595,541
                                              ==========   ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable - trade                   $   11,524   $   37,900
   Accrued salaries                               25,000            -
   Payroll taxes payable                             168        1,249
   Accrued expenses                                5,616        9,751
   Deferred income taxes                         191,712            -
                                              ----------   ----------
   TOTAL CURRENT LIABILITIES                     234,020       48,900
                                              ----------   ----------

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $.001,
    authorized 10,000,000 shares, issued
    and outstanding -0- shares                         -            -
   Common stock, par value $.001,
    authorized 100,000,000 shares, issued
     and outstanding 3,494,650 shares              3,495        3,495
   Additional paid-in-capital                    501,646    1,288,782
   Accumulated deficit                           (39,421)    (745,636)
   Accumulated other comprehensive income        288,288            -
                                              ----------   ----------
   TOTAL STOCKHOLDERS' EQUITY                    754,008      546,641
                                              ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $  988,028   $  595,541
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
           STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
           FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003
                              (UNAUDITED)

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------
Net sales                                     $   40,447   $   49,512
Cost of sales                                     31,367       36,887
                                              ----------   ----------
Gross profit                                       9,080       12,625
                                              ----------   ----------

Operating Expenses
   Salaries - officers                             8,090        8,070
   Employee benefits                               3,077        2,644
   Professional fees                              12,100       20,029
   Rent                                            3,950        3,900
   Other general and administrative                5,340        6,649
                                              ----------   ----------
   Total operating expenses                       32,557       41,292
                                              ----------   ----------
Loss from operations                             (23,477)     (28,667)

Other income
   Interest income                                 1,190        2,087
                                              ----------   ----------
Net loss                                         (22,287)     (26,580)

Other comprehensive income - net of taxes:
   Unrealized holding gain arising during the
   period, net of income taxes of $191,712 for
   2004 and $-0- for 2003.                       108,108       40,000
                                              ----------   ----------
Total comprehensive income                    $   85,821   $   13,420
                                              ==========   ==========

Earning (loss) per share:
   Basic and diluted net loss per
    common share                              $    (0.01)  $   (0.01)
                                              ==========   ==========
   Basic and diluted weighted average
    common shares outstanding                  3,494,650    3,494,650
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                   STATEMENTS OF STOCKHOLDERS' EQUITY
           FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003
                              (UNAUDITED)

                      Common Stock                  Accumulated
                    $.001 Par Value     Additional     Other
                   Number                Paid In   Comprehensive  Accumulated
                 of Shares    Amount     Capital   Income(Loss)   Deficit    Total
                ----------  ----------  ----------  ----------  ----------  ----------
   Predecessor
   -----------
Balance -
 April 1, 2003   3,494,650  $    3,495  $1,288,782  $  (40,000) $ (719,056)  $533,221

Unrealized gain
on available for
sale securities -
net of $-0- income
taxes                    -           -           -      40,000           -          -

Net loss                 -           -           -           -     (26,580)   (26,580)
                ----------  ----------  ----------  ----------  ----------  ----------
Balance -
June 30, 2003    3,494,650  $    3,495  $1,288,782  $        -  $ (745,636)  $546,641
                ==========  ==========  ==========  ==========  ==========  =========

     Company
     -------
Balance -
April 1, 2004    3,494,650  $    3,495  $  501,646  $  180,180  $  (17,134)  $668,187

Unrealized gain
on available for
sale securities -
net of $191,712
income taxes             -           -           -     108,108           -    108,108

Net loss                 -           -           -           -     (22,287)   (22,287)
                ----------  ----------  ----------  ----------  ----------  ---------
Balance -
June 30, 2004    3,494,650  $    3,495  $  501,646  $  288,288  $  (39,421)  $754,008
                ==========  ==========  ==========  ==========  ==========  ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                        STATEMENTS OF CASH FLOWS
           FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003
                              (UNAUDITED)

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------

Cash Flows from Operating Activities:
   Cash received from customers               $   40,922   $   49,547
   Cash paid to suppliers and employees          (53,601)     (64,005)
   Interest received                               1,190        2,087
                                              ----------   ----------
     Net cash used by operating activities       (11,489)     (12,371)

Cash Flows from Investing Activities:
   Acquisition of marketable securities           (5,000)           -
                                              ----------   ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS        (16,489)     (12,371)

CASH AND CASH EQUIVALENTS -
 beginning of period                             263,004      332,755
                                              ----------   ----------
CASH AND CASH EQUIVALENTS - end of period     $  246,515   $  320,384
                                              ==========   ==========

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATIONS:

Net loss                                      $  (22,287)  $  (26,580)

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                      324          469
   Decrease in accounts receivable                   475           35
   (Increase) decrease in inventory               (1,026)         916
   (Increase) in prepaid expenses                 (1,278)        (347)
   Increase in accounts payable and
    accrued expenses                              12,303       13,136
                                              ----------   ----------
Net cash used by operating activities         $  (11,489)  $  (12,371)
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                     NOTES TO FINANCIAL STATEMENTS
                        JUNE 30, 2004 AND 2003


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creative Beauty Supply of New Jersey Corporation (the "Company") was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the board of directors of Creative Beauty Supply, Inc. ("CBS" or "Predecessor") as a wholly-owned subsidiary of that company, a publicly traded New Jersey Corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its stockholders, subject to the Company's current registration statement on Form 10-SB being declared effective. This spin-off was consummated in contemplation of a merger between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation. The merger occurred on March 19, 2004 whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company. In addition, on January 1, 2004, the Company commenced operations in the beauty supply industry at both the wholesale and retail levels.

The Company is located in Totowa, New Jersey and sells cosmetic and beauty supplies to the general public and beauty salons in northern and central New Jersey.

Financial Statement Presentation

The Company has adopted a calendar reporting year ending on December 31 while CBS reported on a fiscal year ending on March 31. As the Company had acquired all of the net assets, employees and business of CBS, the financial statements had previously been prepared based on fiscal years ending on March 31. The statements of operations include the operations of CBS from April 1, 2003 through June 30, 2003 and the Company from April 1, 2004 through June 30, 2004.

The statements of operations for the three months ended June 30, 2004 and 2003 are not necessarily indicative of results for the full year.

While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with financial statements and accompanying notes of the Company and Predecessor as of and for the years ended March 31, 2004 and 2003 included in the Company's registration statement on Form 10-SB12G/B, as well as other interim filings of the Predecessor. As of the date of these financial statements, this registration statement has not been declared effective.

Investment in Available-For-Sale Securities

The Company considers its investments in equity securities as available-for-sale and has therefore reflected the investments at fair value in the accompanying financial statements. Realized gains and losses are recorded in income. Changes in unrealized gains or losses are excluded from income and reported as a component of other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

Inventory

Inventory, consisting of finished goods, is valued at lower of cost or market with cost being determined on the first-in. first-out (FIFO) method. The Company also considers obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax law and rates on the date of enactment.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with Statement of Financial Standards No. 128 ("SFAS 128"), which requires the presentation on the face of the income statement "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of outstanding common shares. The calculation of dilutive earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and convertible debentures. There were no dilutive common stock equivalents for all periods presented.

Comprehensive Income (Loss)

The Company reports components of comprehensive income (loss) under the requirements of SFAS 130, "Reporting Comprehensive Income". SFAS 130 establishes rules for the reporting of comprehensive income or loss and its components which require that certain items be presented as separate components of stockholders' equity. For the periods presented, the Company's other comprehensive income (loss) consisted solely of unrealized gains (losses) from available-for-sale marketable securities.

2.  MARKETABLE SECURITIES

The cost and fair value of marketable equity securities that are available-for-sale are as follows:
                                                      June 30,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Cost                                     $  205,000   $  200,000
     Gross unrealized gain                       480,000            -
                                              ----------   ----------
     Fair values                              $  685,000   $  200,000
                                              ==========   ==========

The unrealized appreciation of marketable equity securities reported as accumulated other comprehensive income is as follows:

                                                      June 30,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Net unrealized gain                      $  480,000   $        -
     Deferred income taxes                       191,712            -
                                              ----------   ----------
                                              $  288,288   $        -
                                              ==========   ==========

3.  INCOME TAXES

The deferred income tax assets and liabilities at June 30, 2004 and 2003 relate to temporary differences between the financial statement carrying amounts and their tax basis. Assets and liabilities that give rise to significant portions of the net deferred tax assets and liabilities relate to the following:

                                                      June 30,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Net operating loss carry forwards        $   18,037   $   94,143
     Inventory, principally due to inventory
       reserves not currently deductible               -        2,236
     Unrealized holding gains                   (191,712)           -
                                              ----------   ----------
                                                (173,675)      96,379
     Valuation allowance                         (18,037)     (96,379)
                                              ----------   ----------
     Net deferred income tax liability        $ (191,712)  $        -
                                              ==========   ==========

A valuation allowance has been established equal to the full amount of the deferred tax assets as the Company was not assured at June 30, 2004 and 2003 that it was more likely than not that the Company would realize these benefits and pay these liabilities.

The change in valuation allowance for the three months ended June 30, 2004 and 2003 was an increase (decrease) of $10,266 and ($17,200), respectively, due to the increase in available net operating loss carry forwards in 2004 and a decrease of unrealized holding gains in 2003.

Federal net operating loss carry forwards of approximately $39,000 will expire through the year 2024 and state net operating loss carry forwards of $38,000 will expire through the year 2012. However, state net operating loss carry forwards are restricted and limited in 2005.

4.  SALES

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to beauty salons for their own consumption and not for resale are considered retail sales. All sales to the general public are also considered retail sales.

Net sales are summarized as follows:

                                            Three Months Ended June 30,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Retail                                   $   22,140   $   22,995
     Wholesale                                    18,307       26,517
                                              ----------   ----------
                                              $   40,447   $   49,512
                                              ==========   ==========


5.  OTHER MATTER

On May 21, 2004, the Company filed a registration statement with the Securities and Exchange Commission ("SEC") on Form 10-SB12G, to spin off the Company to the shareholders of CBS and to register for sale 3,494,650 shares of $.001 par value common stock, which comprises all of the issued and outstanding common stock of the Company. The Company received a letter from the SEC that contained comments on the filing as well as requests for additional information. The Company filed an amended Form 10-SB12G/A on October 7, 2004, which included answers to those comments and all additional information requested in the SEC letter. The Company received a second comment letter from the SEC which the Company is currently responding to. - - -

REPORT OF REGISTERED INDEPENDENT ACCOUNTING FIRM


To the Board of Directors and Stockholders of Creative Beauty Supply of New Jersey Corporation


We have audited the accompanying balance sheet of Creative Beauty Supply of New Jersey Corporation (the "Company") as of March 31, 2004, and the related statements of operations and comprehensive income
(loss), stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company's predecessor as of March 31, 2003 and for the year then ended were audited by other auditors whose report dated May 27, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.



Saddle Brook, New Jersey
March 16, 2005

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Creative Beauty Supply, Inc.


We have audited the accompanying balance sheet of Creative Beauty Supply, Inc. as of March 31, 2003, and the related statements of operations and comprehensive loss, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Beauty Supply, Inc. as of March 31, 2003 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ WithumSmith+Brown, P.C.



Livingston, New Jersey
May 27, 2003

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                             BALANCE SHEETS
                        MARCH 31, 2004 AND 2003

                                 ASSETS

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------

CURRENT ASSETS:
   Cash and cash equivalents                  $  263,004   $  332,755
   Marketable securities                         500,000      160,000
   Accounts receivable                             1,498        1,554
   Inventory                                      46,688       63,912
   Prepaid expenses                                  650        2,858
                                              ----------   ----------
   TOTAL CURRENT ASSETS                          811,840      561,079

PROPERTY AND EQUIPMENT - net                       6,172        7,906
                                              ----------   ----------
TOTAL ASSETS                                  $  818,012   $  568,985
                                              ==========   ==========


                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable - trade                   $    9,839   $   18,468
   Accrued salaries                               17,500            -
   Payroll taxes payable                              99        1,202
   Accrued expenses                                2,567       16,094
   Deferred income taxes                         119,820            -
                                              ----------   ----------
   TOTAL CURRENT LIABILITIES                     149,825       35,764
                                              ----------   ----------

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $.001,
    authorized 10,000,000 shares, issued
    and outstanding -0- shares                         -            -
   Common stock, par value $.001,
    authorized 100,000,000 shares, issued
    and outstanding 3,494,650 shares               3,495        3,495
   Additional paid-in-capital                    501,646    1,288,782
   Accumulated deficit                           (17,134)    (719,056)
   Accumulated other comprehensive income(loss)  180,180      (40,000)
                                              ----------   ----------
   TOTAL STOCKHOLDERS' EQUITY                    668,187      533,221
                                              ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $  818,012   $  568,985
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
        STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------
Net sales                                     $  176,890   $  193,495
Cost of sales                                    146,020      144,103
                                              ----------   ----------
Gross profit                                      30,870       49,392
                                              ----------   ----------

Operating Expenses
   Salaries - officers                            31,750       32,170
   Employee benefits                              11,635        9,521
   Professional fees                              40,169       72,567
   Rent                                           15,600       15,555
   Other general and administrative               23,250       27,524
                                              ----------   ----------
   Total operating expenses                      122,404      157,337
                                              ----------   ----------
Loss from operations                             (91,534)    (107,945)
                                              ----------   ----------

Other income
   Interest income                                 6,320       14,127
   Gain on sale of securities                          -        8,333
   Gain on sale of assets                              -          700
                                              ----------   ----------
      Total other income                           6,320       23,160
                                              ----------   ----------
Net loss                                         (85,214)     (84,785)

Other comprehensive income (loss) - net of taxes:
   Unrealized holding gain (loss) arising
    during the year, net of income taxes of
    $119,820 for 2004 and $60,200 for 2003       220,180     (119,800)
   Reclassification adjustment, net of income
    taxes of $-0- for 2004 and $3,369 for 2003         -       (4,465)
                                              ----------   ----------
                                                 220,180     (124,265)
                                              ----------   ----------
Total comprehensive income (loss)             $  134,966   $ (209,050)
                                              ==========   ==========
Earning (loss) per share:
   Basic and diluted net loss per
    common share                              $    (0.02)  $    (0.02)
                                              ==========   ==========
   Basic and diluted weighted average
    common shares outstanding                  3,494,650    3,494,650
                                              ==========   ==========




The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                   STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

                     Common Stock                  Accumulated
                   $.001 Par Value     Additional     Other
                  Number                Paid In   Comprehensive  Accumulated
                of Shares    Amount     Capital      Income      Deficit     Total
               ----------  ----------  ----------  ----------  ----------  ----------
Balance -
 April 1, 2002  3,494,650  $    3,495  $1,288,782  $   84,265  $ (634,271)  $ 742,271

Other
 comprehensive
 loss                   -           -           -    (124,265)          -    (124,265)

Net loss                -           -           -           -     (84,785)    (84,785)
               ----------  ----------  ----------  ----------  ----------  ----------

Balance -
 March 31, 2003
 (Predecessor)    3,494,650  $    3,495  $1,288,782  $  (40,000) $ (719,056) $ 533,221

Spin off by
 Parent Company
 (Predecessor)            -           -    (787,136)          -     787,136          -

Other
comprehensive
income                    -           -           -     220,180           -    220,180

Net loss                   -           -           -           -     (85,214) (85,214)
                  ----------  ----------  ----------  ----------  ----------  --------
Balance -
 March 31, 2004    3,494,650  $    3,495  $  501,646  $  180,180  $  (17,134) $668,187
                  ==========  ==========  ==========  ==========  ==========  ========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                        STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

                                                          Predecessor
                                                 2004         2003
                                              ----------   ----------
Cash Flows from Operating Activities:
   Cash received from customers               $  176,946   $  194,064
   Cash paid to suppliers and employees         (253,017)    (274,850)
   Interest received                               6,320       14,127
                                              ----------   ----------
     Net cash used by operating activities       (69,751)     (66,659)
                                              ----------   ----------

Cash Flows from Investing Activities:
   Proceeds from sale of marketable securities         -       25,000
   Proceeds from sale of delivery van                  -          700
   Acquisition of property and equipment               -       (9,394)
                                              ----------   ----------
     Net cash provided by investing activities         -       16,306
                                              ----------   ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS        (69,751)     (50,353)

CASH AND CASH EQUIVALENTS - beginning of year    332,755      383,108
                                              ----------   ----------
CASH AND CASH EQUIVALENTS - end of year       $  263,004   $  332,755
                                              ==========   ==========


RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATIONS:

Net loss                                      $  (85,214)  $  (84,785)

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                    1,734        1,648
   Gain on sale of marketable securities               -       (8,333)
   Gain on sale of delivery van                        -         (700)
   Decrease in accounts receivable                    56          569
   Decrease in inventory                          17,224        2,441
   Decrease (increase) in prepaid expenses         2,208         (364)
   Increase (decrease) in accounts payable
    and accrued expenses                          (5,759)      22,865
                                              ----------   ----------
Net cash used by operating activities         $  (69,751)  $  (66,659)
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

            CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
                     NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 2004 AND 2003

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creative Beauty Supply of New Jersey Corporation (the "Company") was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the board of directors of Creative Beauty Supply, Inc. ("CBS" or "Predecessor") as a wholly-owned subsidiary of that company, a publicly traded New Jersey Corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its stockholders, subject to the Company's current registration statement on Form 10-SB being declared effective. This spin-off was consummated in contemplation of a merger between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation. The merger occurred on March 19, 2004 whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company. In addition, on January 1, 2004, the Company commenced operations in the beauty supply industry at both the wholesale and retail levels.

The Company is located in Totowa, New Jersey and sells cosmetic and beauty supplies to the general public and beauty salons in northern and central New Jersey.

Financial Statement Presentation

The Company has adopted a calendar reporting year ending on December 31 while CBS reported on a fiscal year ending on March 31. As the Company has acquired all of the net assets, employees and business of CBS, the financial statements have been prepared based on fiscal years ending on March 31, 2004 and 2003. The statements of operations include the operations of CBS from April 1, 2002 through December 31, 2003 and the Company from January 1, 2004 through March 31, 2004.

Accounting Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the Unites States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue Recognition

Wholesale sales are recognized at the time products are shipped to customers. Over the counter sales are recognized at point of sale.

Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent. Cash equivalents consist of a money market account.

Investment in Available-For-Sale Securities

The Company considers its investments in equity securities as available-for-sale and has therefore reflected the investments at fair value in the accompanying financial statements. Realized gains and losses are recorded in income. Changes in unrealized gains or losses are excluded from income and reported as a component of other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within thirty days from the invoice date or as specified by the invoice and are stated at the amount billed to the customer. Customer account balances with invoices dated over ninety days or ninety days past the due date are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice, or if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that are considered delinquent and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. In addition, management periodically evaluates the adequacy of the allowance based on the Company's past experience. Management considered accounts receivable at March 31, 2004 and 2003 to be fully collectible; accordingly, no allowance for doubtful accounts was provided for at March 31, 2004 and 2003.

Inventory

Inventory, consisting of finished goods, is valued at lower of cost or market with cost being determined on the first-in. first-out (FIFO) method. The Company also considers obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Long-lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. Impairment in the carrying value of an asset is recognized whenever undiscounted future cash flows from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided for over the estimated useful lives of the respective assets. Depreciation is recorded on the straight-line method.

The major classes of assets and ranges of estimated useful lives are as follows:

                                                Years
                                                -----
     Delivery equipment                           5
     Furniture and office equipment               7

Maintenance, repairs and minor renewals are charged to earnings when they are incurred. When assets are retired or otherwise disposed of, the assets and related allowance for depreciation is eliminated from the account and any resulting gain or loss is reflected in income.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax law and rates on the date of enactment.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with Statement of Financial Standards No. 128 ("SFAS 128"), which requires the presentation on the face of the income statement "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of outstanding common shares. The calculation of dilutive earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and convertible debentures. There were no dilutive common stock equivalents for all periods presented.

Comprehensive Income (Loss)

The Company reports components of comprehensive income (loss) under the requirements of SFAS 130, "Reporting Comprehensive Income". SFAS 130 establishes rules for the reporting of comprehensive income or loss and its components which require that certain items be presented as separate components of stockholders' equity. For the periods presented, the Company's other comprehensive income (loss) consisted solely of unrealized gains (losses) from available-for-sale marketable securities.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51, which provides guidance on the identification of and reporting for variable interest entities including the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 was effective for the Company beginning January 1, 2004 and had no impact on the Company's financial position at that date, or results of operations for the year ended March 31, 2004, nor is it expected to have an impact in the future.


2.  CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with a major bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. At March 31, 2004 and 2003, the Company's and Predecessor's uninsured cash balances approximated $162,000 and $236,700, respectively.


3.  SUPPLIER CONCENTRATION

For each of the years ended March 31, 2004 and 2003, the Company and Predecessor purchased approximately 55% of its products from one supplier. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in merchandise and possible loss of sales which could affect operating results.


4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to its short-term maturities.

The investment in marketable equity securities is recorded at fair value based on quoted market prices.


5.  MARKETABLE SECURITIES

The cost and fair value of marketable equity securities that are available-for-sale are as follows:

                                                     March 31,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Cost                                     $  200,000   $  200,000
     Gross unrealized gain (loss)                300,000      (40,000)
                                              ----------   ----------
     Fair values                              $  500,000   $  160,000
                                              ==========   ==========

The unrealized appreciation (depreciation) of marketable equity securities reported as accumulated other comprehensive income (loss) is as follows:

                                                     March 31,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Net unrealized gain (loss)               $  300,000   $  (40,000)
     Deferred income taxes                       119,820            -
                                              ----------   ----------
                                              $  180,180   $  (40,000)
                                              ==========   ===========


During 2004 and 2003, sales proceeds and gross realized gains on securities classified as available-for-sale were:

                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Sales proceeds                           $        -   $   25,000
                                              ==========   ==========
     Gross realized gains                     $        -   $    8,333
                                              ==========   ==========

The method used to determine the cost of securities sold was actual cost per share.


6.  PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

                                                     March 31,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Delivery equipment                       $    6,497   $    9,394
     Furniture and equipment                           -        1,500
                                              ----------   ----------
                                                   6,497       10,894
     Less:  Accumulated depreciation                 325        2,988
                                              ----------   ----------
                                              $    6,172   $    7,906
                                              ==========   ==========

Depreciation expense for the year ended March 31, 2004 and 2003 was $1,734 and $1,648, respectively.

7.  INCOME TAXES

The deferred income tax assets and liabilities at March 31, 2004 and 2003 relate to temporary differences between the financial statement carrying amounts and their tax basis. Assets and liabilities that give rise to significant portions of the net deferred tax assets and liabilities relate to the following:

                                                     March 31,
                                                 2004         2003
                                              ----------   ----------
                                                          (Predecessor)
     Net operating loss carry forwards        $    7,771   $   94,143
     Inventory, principally due to inventory
       reserves not currently deductible               -        2,236
     Unrealized holding (gains) losses          (119,820)      17,200
                                              ----------   ----------
                                                (112,049)     113,579
     Valuation allowance                          (7,771)    (113,579)
                                              ----------   ----------
     Net deferred income tax liability        $ (119,820)  $        -
                                              ==========   ==========

A valuation allowance has been established equal to the full amount of the deferred tax assets as the Company is not assured at March 31, 2004 that it is more likely than not that the Company will realize these benefits and pay these liabilities.

The change in valuation allowance for the year ended March 31, 2004 was a decrease of $105,808 due to the loss of CBS's net operating loss carry forwards, the reduction of inventory reserves and unrealized holding gains.

Federal net operating loss carry forwards of $17,134 will expire through the year 2024 and state net operating loss carry forwards of $16,134 will expire through the year 2012. However, state net operating loss carry forwards are restricted and limited in 2005.


8.  SALES

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to beauty salons for their own consumption and not for resale are considered retail sales. All sales to the general public are also considered retail sales.

Net sales are summarized as follows:

                                               Years Ended March 31,
                                                 2004         2003
                                              ----------   ----------
                                                         (Predecessor)
     Retail                                   $   96,463   $  109,061
     Wholesale                                    80,427       84,434
                                              ----------   ----------
                                              $  176,890   $  193,495
                                              ==========   ==========

9.  COMMITMENTS

The Company is obligated under an operating lease agreement with an unrelated party for the space occupied by its executive offices, store and warehouse facilities in Totowa, New Jersey. The lease, which was the obligation of CBS, was assigned to the Company on January 1, 2004. Monthly rent under the lease was $1,300 expiring on April 30, 2004. The lease was renewed with an effective date of June 1, 2004 for a three-year term expiring on May 31, 2007. Monthly rent under the renewed lease is $1,350.

Rent expense for each of the years ended March 31, 2004 and 2003 was $15,600.

The future lease payments at March 31, 2004 (including the renewal) are as follows:

     Years Ended March 31,
     ---------------------
          2005                                $   16,100
          2006                                    16,200
          2007                                    16,200
          2008                                     2,700
                                              ----------
     Total                                    $   51,200
                                              ==========


10.  OTHER MATTER

On May 21, 2004, the Company filed a registration statement with the Securities and Exchange Commission ("SEC") on Form 10-SB12G, to spin off the Company to the shareholders of CBS and to register for sale 3,494,650 shares of $.001 par value common stock, which comprises all of the issued and outstanding common stock of the Company. The Company received a letter from the SEC that contained comments on the filing as well as requests for additional information. The Company filed an amended Form 10-SB12G/A on October 7, 2004 which included answers to those comments and all additional information requested in the SEC letter. The Company received a second comment letter from the SEC which the Company is currently responding to. - - -

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation(1)
(3.2) Bylaws(1)
(4)   Form of Common Stock Certificate(1)
(10)  Renewed Lease Agreement(4)
(10.1)Agreement and Plan of Reorganization between Global Digital
Solutions and Creative Beauty Supply, Inc,(3)
(16) Letter regarding change in certifying accountant from Withum Smith & Brown, PC to the Securities Exchange Commission (2)


(1) Incorporated by reference to Form 10SB, file number 0-50773 filed on May 21, 2004.
(2) Incorporated by reference to Form 8-K filed March 25, 2004 by
Creative Beauty Supply, Inc.
(3) Incorporated by reference to Form 8-K filed March 8, 2004 by
Creative Beauty Supply, Inc.
(4)Filed with prior amendment.

                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Beauty Supply of New Jersey Corporation

Date:  April 25, 2005       /s/ Carmine Catizone
                            ---------------------
                            By: Carmine Catizone
                               President, Chief Executive Officer

       April 25, 2005      /s/Daniel Generelli
                           ----------------------
                           By: Daniel Generelli
                               Chief Financial Officer and Controller